Exhibit 99.1

SAIHEAT Limited

(Incorporated in the Cayman Islands with Limited Liability)

c/o #266A South Bridge Road, #02-01 Singapore (058815)

(Address of principal executive offices)

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 26, 2026

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of the shareholders of SAIHEAT Limited (the “Company”) will be held on August 26, 2026, at 9:00 a.m. Eastern Standard Time, virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM. We hope you will be able to attend the EGM.

Background

As previously disclosed in the report on Form 6-K dated August 10, 2026 filed by the Company with the U.S. Securities and Exchange Commission, on August 10, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Saiheat Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Canopy Wave Inc., a Delaware corporation (“Canopy Wave” or the “Target”), and the Target’s stockholders, Taoyue (Tao) Zhang (“Mr. Zhang”) and Chunyi (James) Liao (“Mr. Liao,” together with Mr. Zhang, the “Sellers”).

Founded in 2024 and headquartered in Santa Clara, California, Canopy Wave is a pioneering provider of artificial intelligence (AI) infrastructure and high-performance inference platforms. Canopy Wave delivers secure, scalable GPU-as-a-Service (GPUaaS), and optimized inference services tailored specifically for open-weight AI models. By eliminating infrastructure bottlenecks, Canopy Wave empowers enterprise developers and global AI laboratories to build, deploy, and scale next-generation intelligent applications seamlessly. Driven by a commitment to rigorous data security, maximum computational efficiency, and elite scalability, Canopy Wave provides the critical foundational compute required to accelerate global AI innovation. Canopy Wave’s principal service offerings include:

●	AI infrastructure management service: Design and deploy key AI infrastructure, including GPU servers, storage, and networking, with a focus on AI model training and inference, operated with engineering excellence and secured operation certified with System and Organization Controls 2.

●	GPU-as-a-Service: Create virtual private cloud to enable enterprises to lease and use GPU on demand.

●	Inference-as-a-Service: An inference platform that delivers optimized token services with endpoints powered by a performance-tuned inference engine.

Canopy Wave launched its AI infrastructure and GPU-as-a-Service offerings in 2024, generating more than US$15 million in aggregate revenue since the launch. Inference-as-a-Service was launched in November 2025 with encouraging growth since that time.

The aggregate merger consideration will consist entirely of newly issued and issuable class A ordinary shares of the Company of a par value of US$0.0015 each (“Class A Ordinary Shares”) and class B ordinary shares of the Company of a par value of US$0.0015 each (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), comprising an aggregate of 3,306,269 Ordinary Shares (the “Consideration Shares”), consisting of: (a) 2,624,152 Class A Ordinary Shares and 496,442 Class B Ordinary Shares to be issued to the Sellers in exchange for all outstanding shares of the Target’s common stock, structured so that each Seller will receive 1,312,076 Class A Ordinary Shares and 248,221 Class B Ordinary Shares; and (b) 185,675 Class A Ordinary Shares comprising a reserved option pool for issuance upon exercise of options granted to certain of the Target’s option holders. Each Class B Ordinary Share will carry ten (10) votes per share, while each Class A Ordinary Share will carry one (1) vote per share, as set forth in the sixth amended and restated memorandum and articles of association of the Company that is proposed to be adopted at the EGM (the “A&R MAA”). The number of Consideration Shares has been determined based on (i) the Target’s pre-money equity valuation of US$60.0 million, (ii) the Company’s pre-money equity valuation of US$40.0 million, and (iii) the total issued and outstanding share capital of the Company (including shares reserved for issuance under the Company’s existing equity incentive plan), implying a price of US$18.15 per Class A Ordinary Share (the “Per Share Purchase Price”). The number of Consideration Shares is fixed and is not subject to adjustment based on changes in the Company’s or the Target’s valuation or share price between the date of the Merger Agreement and the Closing, except for customary anti-dilution adjustments as set forth in the Merger Agreement.

Each Seller has agreed that, during the period commencing on the date of the Closing (the “Closing Date”) and ending on the date that is six (6) months after the Closing Date (the “Lock-Up Period”), such Seller will not, directly or indirectly, sell, offer to sell, contract to sell, pledge, hypothecate, lend, grant any option, right or warrant to purchase, transfer, assign or otherwise dispose of, convert into Class A Ordinary Shares, or enter into any swap, hedge or other arrangement that transfers to any person, in whole or in part, any of the economic consequences of ownership of, any Consideration Shares (including any Class B Ordinary Shares). Any purported transfer or conversion in violation of the lock-up restrictions will be null and void and the Company will be entitled to instruct its transfer agent to decline to register any such transfer or conversion and to place appropriate stop-transfer instructions and restrictive legends on the applicable Consideration Shares.

Pursuant to the Merger Agreement, the Target will merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Company and the Target ceasing to exist as a separate entity (the “Merger”). Upon completion of the Merger (the “Closing”), the Company will be renamed “Canopy Wave Holdings Inc.” and is expected to continue to be listed on Nasdaq under a new ticker symbol “CWAV”, subject to applicable approvals. Following the Closing, the Sellers are expected to collectively hold a majority of the Company’s economic interests and voting power on a fully diluted basis. The post-Closing officers of the Company will include Mr. Zhang as Chief Executive Officer and Chief Operating Officer, and Mr. Liao as Chief Technology Officer.

Concurrently with the execution of the Merger Agreement, on August 10, 2026, the Company also entered into: (i) a Support Agreement with Energy Science Artist Holding Limited (“Energy Science”), the registered holder of all of the Company’s issued and outstanding Class B Ordinary Shares, pursuant to which Energy Science has agreed, among other things, to vote in favor of the adoption of the A&R MAA conditional upon the Merger and to convert all of its Class B Ordinary Shares into Class A Ordinary Shares prior to the Closing; and (ii) Option and Exchange Agreements with the Target and the Target’s option holders, pursuant to which each outstanding and unexercised option to purchase shares of the Target’s common stock, whether or not vested, will be cancelled and exchanged for an option to purchase Class A Ordinary Shares, with the number of shares subject to, and the exercise price of, each such new option determined so as to preserve, on a per-share basis, the ratio of exercise price to fair market value that existed immediately prior to the Merger.

On July 28, 2026, the Company entered into a registration rights agreement with Energy Science (the “Energy Science Registration Rights Agreement”), pursuant to which the Company agreed, in consideration of Energy Science’s agreement to convert its Class B Ordinary Shares and support the Merger, to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all Class A Ordinary Shares issued to Energy Science upon such conversion, by filing a registration statement within thirty (30) days following the Closing and using reasonable best efforts to cause it to become effective.

On August 10, 2026, the Company entered into a PIPE Share Purchase Agreement (the “PIPE Share Purchase Agreement”, together with the Merger Agreement, the Support Agreement, the Option and Exchange Agreements, and the Energy Science Registration Rights Agreement, collectively, the “Transaction Agreements”, copies of which were furnished as exhibits to the Company’s Report on Form 6-K dated August 10, 2026) with certain investors (the “PIPE Investors”), pursuant to which the Company agreed to sell to the PIPE Investors, and the PIPE Investors agreed to purchase from the Company, an aggregate of 247,970 Class A Ordinary Shares (the “PIPE Shares”) for aggregate proceeds of approximately US$4.5 million, at a purchase price of US$18.15 per share (the “PIPE Investment”). The closing of the PIPE Investment is conditioned upon, and will occur concurrently with or immediately following, the Closing under the Merger Agreement.

At or prior to the closing of the PIPE Investment, the Company will enter into a registration rights agreement with the PIPE Investors (the “PIPE Registration Rights Agreement”). Pursuant to the PIPE Registration Rights Agreement, the Company will agree to register for resale under the Securities Act, all PIPE Shares held by the PIPE Investors. The Company is required to file an initial registration statement covering the resale of all PIPE Shares within forty-five (45) days following the closing date of the PIPE Investment, provided that all financial statements of the Company then required by the SEC to be included therein are available, and to use reasonable best efforts to cause such registration statement to become effective within the timeframes set forth in the PIPE Registration Rights Agreement.

At the effective time of the Merger (the “Effective Time”), the Company will enter into a consulting agreement with Mr. Jianwei Li, the Company’s current Chief Executive Officer (the “Li Consulting Agreement”), on terms to be mutually agreed between the Company and Mr. Li, pursuant to which Mr. Li will resign from all positions as an officer and director of the Company effective at the Effective Time.

Following the Effective Time, the Company will enter into Indemnification Agreements with each of the Company’s post-Closing directors, providing for indemnification, holding harmless, exoneration and advancement of expenses to the fullest extent permitted by the Company’s memorandum and articles of association and the Companies Act (Revised) of the Cayman Islands.

At the Closing, the Company will enter into an Escrow Agreement with the Sellers and an escrow agent, pursuant to which the Company will withhold an aggregate of 110,192 Class A Ordinary Shares from the Class A Ordinary Shares otherwise issuable to the Sellers in connection with the Merger and deposit such shares with the escrow agent. The escrowed shares will be held for twelve (12) months following the Closing to satisfy the Sellers’ indemnification obligations under the Merger Agreement, with any shares not subject to pending claims released to the Sellers upon expiry of that period.

The Closing is subject to a number of conditions, including, among others, receipt of Nasdaq’s conditional approval and the required shareholder approvals described in this Notice. The purpose of this Notice is to seek shareholder approval of the matters set out below, which are required in order to complete the Merger.

Proposals

At our EGM, our shareholders will be asked to consider and vote upon the following proposals in connection with the Merger Agreement:

Proposal 1: as an ordinary resolution, to approve that, conditional upon and effective at the Effective Time, and after giving effect to the conversion, immediately prior to the Closing (as defined in the Merger Agreement), of all issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the 145,601 authorized but unissued Class B Ordinary Shares be re-designated and reclassified as 145,601 Class A Ordinary Shares, and, as a consequence, the authorized share capital of the Company be amended:

FROM: US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,043 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each, as set out in the fifth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”),

TO: US$35,000 divided into 22,170,225 class A ordinary shares of a par value of US$0.0015 each, 496,442 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each, as set out in the A&R MAA;

Proposal 2: as a special resolution, to approve the change of the name of the Company from “SAIHEAT Limited” to “Canopy Wave Holdings Inc.”, conditional upon and effective at the Effective Time;

Proposal 3: as an ordinary resolution, to approve the fixing of the number of directors constituting the Company’s board of directors at five (5) immediately following the Effective Time, a majority of whom shall qualify as “independent directors” as defined in Nasdaq rules and be eligible to serve on an audit committee, conditional upon and effective at the Effective Time;

Proposal 4: as a special resolution, to approve the adoption of the A&R MAA, in the form furnished as Exhibit 99.3 to the Company’s Report on Form 6-K, in substitution for, and to the exclusion of, the Existing M&A, conditional upon and effective at the Effective Time;

Proposal 5: as an ordinary resolution, to approve the issuance and allotment of the Consideration Shares in connection with the Merger, the issuance and allotment of the PIPE Shares pursuant to the PIPE Share Purchase Agreement, and the change of control of the Company resulting from the Merger, in each case for the purposes of Nasdaq Listing Rule 5635(a), (b) and (d) and conditional upon and effective at the Effective Time;

Proposal 6: as ordinary resolutions, to approve in all respects:

(i)	the Merger Agreement,

(ii)	the other Transaction Agreements,

(iii)	the completion of the transactions contemplated by the Merger Agreement and such other Transaction Agreements, in accordance with the terms and subject to the conditions set forth therein; and

(iv)	that any director be authorized, for and on behalf of the Company, to do all such acts and things and to execute and deliver, as a deed or under seal if required, all such documents as he considers necessary, desirable or expedient in connection with, or ancillary to, the transactions contemplated by the Merger Agreement and such other Transaction Agreements; and

Proposal 7: as an ordinary resolution, to approve the adjournment of the EGM by the chair thereof to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes at the time of the EGM to approve any of the foregoing proposals.

The Company’s management knows of no business that will be presented for consideration at the EGM other than that stated in this Notice of Extraordinary General Meeting.

The board of directors of the Company has fixed the close of business on August 12, 2026 as the record date for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

The board of directors of the Company recommends that the shareholders vote FOR each of Proposals 1 through 7 above.

A special resolution of the Company requires the approval of at least two-thirds of the votes cast by such members as, being entitled to do so, vote in person or by proxy at a general meeting.

An ordinary resolution of the Company requires the approval of a simple majority of the votes cast by such members as, being entitled to do so, vote in person or by proxy at a general meeting.

In addition to the approvals of our shareholders described above, the Merger Agreement requires that the holder(s) of not less than two-thirds of the voting power of the Class B Ordinary Shares provide their written consent (the “Class B Consent”), in accordance with Articles 10.1 and 17.3 of the Existing M&A. The Class B Consent is being obtained separately from, and is not part of, the voting at the EGM, and is expected to be obtained from Energy Science prior to the EGM.

A shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote in their place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but no later than 48 hours before the time for holding the EGM or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the EGM or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the EGM, including, but not limited to, transportation and accommodation expenses.

By:	/s/ Jianwei Li
Name:	Jianwei Li
Title:	Chairman of the Board / CEO

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